OMI LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday Feb

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	21 January, 2003	Company Announcement: OMI Signs Second Manufacturing Contract With Wuxi Xinda
2	30 January, 2003	Company Announcement: Commitments Test Entity- Second Quarter Report
3	3 February, 2003	Company Announcement: Patent Granted on New Retractable Needle Therapy
4	3 February, 2003	Company Announcement: Correction: Patent Granted on New Retractable Needle Technology

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dw 3/26

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3299 4765

21 January 2003

ASX Company Announcements Office

Occupational & Medical Innovations Limited has signed a second manufacturing contract with Wuxi Zinda Medical Device Company for the manufacture of a range of the OMI safety scalpel specifically deigned for the Personna Medical Division of American Safety Razor Company and to be marketed under the "Personna Brand".

Occupational & Medical directors Dr. John Taske and Mr. Michael Hayne signed the contract during their visit to inspect the new factory opened by Wuxi Zinda. This international standard factory in Suzhou complements the existing factories in Wuxi.

As a first step, 20,000 scalpels and blades are being supplied to Personna for the purpose of demonstration and training. Efficacy trials are continuing on the product as part of the US, FDA approval mechanism and are expected to be completed within two months. The Personna brand scalpels are expected to be launched in the US in March and released onto the market in June 2003.

Negotiation with potential distributors for the remainder of the world are continuing with Australia being the next country expected to be finalised. The Company is also continuing negotiations on its other products and these will be announced as contracts are finalised.

Bruce Kiehne
Managing Director

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN	Quarter ended ("current quarter")
11 091 192 871	December 2002

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (....6...months) $A'000
1.1	Receipts from customers		194	210
1.2	Payments for	(a) staff costs	(142)	(284)
		(b) advertising and marketing	(19)	(32)
		(c) research and development	(105)	(180)
		(d) leased assets	-	-
		(e) other working capital	(204	(365)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		19	39
1.5	Interest and other costs of finance paid		(3)	(7)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		(12)	20
	Net operating cash flows		(272)	(599)

+ See chapter 19 for defined terms.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 4 of 13 pages.

		Current quarter $A'000	Year to date (...6....months) $A'000
1.8	Net operating cash flows (carried forward)	**(272)**	**(599)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(9)	(34)
	(e) other non-current assets	-	(1)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(9)	(35)
1.14	**Total operating and investing cash flows**	(281)	(634)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(45)	(104)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(45)	(104)
	Net increase (decrease) in cash held	(326)	(738)
1.21	Cash at beginning of quarter/year to date	1 857	2 269
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1 531	1 531

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	179
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	92	92
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	331	120
4.2	Deposits at call	1 200	1 737
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1 531	1 857

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .. Jenkins 'ate: ..January 30, 2003.

David Jenkins (Director)

Print name: David Jenkins

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3299 4765

3 February 2003

ASX Company Announcements Office

Granting of Patent on New Retractable Needle Technology

Occupational & Medical Innovations Limited (OMI) has been granted an international patent on it's new retractable syringe, called the X3. The X3 is complementary to the existing OMI retractable syringe and has been specifically designed to target the extensive third-world immunisation & needle exchange markets.

The X3 is used in exactly the same way as a standard syringe. At the bottom of the stroke, the X3 retracting mechanism retracts the needle automatically, without any other manipulation by the user. After breaking away from its base, the needle is then locked inside the barrel of the syringe, rendering the user safe from potential injury and the syringe impossible to re-use.

A key feature of the X3 is that it contains only three moulded parts, including the cap. Most standard syringes have at least five moulded parts. The small number of components means that the complexity and expense of robotic machinery currently used to assemble syringes may be significantly reduced. It is anticipated that the cost of manufacture of the X3 retractable syringe may be less than the cost of a standard syringe.

The X3 will be available in 0.3mL & 0.5mL sizes.

The X3 was developed by OMI over the last twelve months, with the International Patent applications only recently published. Patent searches have revealed no similar technologies in retractable syringes. OMI hopes to allow the X3 to closely follow OMI's original 1mL retractable syringe onto the market by the end of 2003.

The X3 is the second retractable syringe developed by OMI. The Company's original syringe generated considerable interest amongst health professionals when it was announced, and OMI is negotiating with potential manufacturers to bring the product to market.

OMI is also concentrating on getting its Safety Scalpel & Needle-Free Access Valve onto the market. This follows the signing of distribution agreements for both products. Personna Medical, a division of the American Safety Razor Company will distribute the Safety Scalpel throughout North America, while B.Braun Australia will supply the Needle Free Access Valve to the Australasian market. Further domestic & international distribution agreements are currently being negotiated for both products.

The development of the X3 is part of the Company's policy of continuing to develop innovative products to add to its growing product portfolio.

Bruce Kiehne
Managing Director

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3299 4765

3 February 2003

ASX Company Announcements Office

Granting of Patent on New Retractable Needle Technology

Occupational & Medical Innovations Limited (OMI) has been granted an international patent on it's new retractable syringe, called the X3. The X3 is complementary to the existing OMI retractable syringe and has been specifically designed to target the extensive third-world immunisation & needle exchange markets.

The X3 is used in exactly the same way as a standard syringe. At the bottom of the stroke, the X3 retracting mechanism retracts the needle automatically, without any other manipulation by the user. After breaking away from its base, the needle is then locked inside the barrel of the syringe, rendering the user safe from potential injury and the syringe impossible to re-use.

A key feature of the X3 is that it contains only three moulded parts, including the cap. Most standard syringes have at least five moulded parts. The small number of components means that the complexity and expense of robotic machinery currently used to assemble syringes may be significantly reduced. It is anticipated that the cost of manufacture of the X3 retractable syringe may be less than the cost of a standard syringe.

The X3 will be available in 0.3mL & 0.5mL sizes.

The X3 was developed by OMI over the last twelve months, with the International Patent applications only recently published. Patent searches have revealed no similar technologies in retractable syringes. OMI hopes to allow the X3 to closely follow OMI's original 1mL retractable syringe onto the market by the end of 2003.

The X3 is the second retractable syringe developed by OMI. The Company's original syringe generated considerable interest amongst health professionals when it was announced, and OMI is negotiating with potential manufacturers to bring the product to market.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI is also concentrating on getting its Safety Scalpel & Needle-Free Access Valve onto the market. This follows the signing of distribution agreements for both products. Personna Medical, a division of the American Safety Razor Company will distribute the Safety Scalpel throughout North America, while B.Braun Australia will supply the Needle Free Access Valve to the Australasian market. Further domestic & international distribution agreements are currently being negotiated for both products.

The development of the X3 is part of the Company's policy of continuing to develop innovative products to add to its growing product portfolio.

Bruce Kiehne
Managing Director

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3209 4765

28 February 2003

ASX Company Announcements Office

Correction of Previous announcement on the X3 Retractable Syringe made on the 3rd February 2003.

The announcement referred to Occupational & Medical Innovations Limited (OMI) international patent application in relation to its X3 Retractable Syringe being "only recently published", and being granted an "international patent".

OMI made the announcement as a consequence of the publishing of the international patent application in relation to the X3 Retractable Syringe, and the receipt by OMI of the international search carried out to look for similar inventions (which search did not locate any earlier documents which are considered to be relevant to any particular claim), and the issuing of a Written Opinion from the International Preliminary Examining Authority (which was very favourable as it considered all the patent claims to be novel, to have an inventive step and to have industrial applicability).

An international patent application is filed under the Patent Cooperation Treaty (PCT) which is administered by the World Intellectual Property Organisation which has a number of advantages including:-

- a single application is filed which designates the countries in which patent protection is sought;
- is given a priority date in all designated countries (there are over 100 designated countries). The priority date is extremely important as it means if there are two applications claiming the same invention, the patent will be given to the application with the earliest priority date.
- one set of formalities need be complied with;
- the patent application is published by the International Bureau of WIPO 18 months from the earliest priority date.

- after filing the application an International Search Report is received which should given an indication as to the strength of the possible patent application before a decision is made to pursue patent protection in other countries;

- there is an option of an International Preliminary Examination to further evaluate the chances of getting a patent before incurring the expenses involved in obtaining separate patents in different countries;

- extra time is given to re-assess the value of the invention and its export potential before committing to higher costs;

- upon completion of the international phase of a patent application, the national phase follows whereby the patents are granted in the relevant designated countries.

OMI has not yet been granted a patent or an international patent for the X3 Retractable Syringe, however OMI has been given a priority date of 17 May 2001 (which protects the invention from any subsequent patent application) for its X3 Retractable Syringe which successfully completes the international phase of its patent application. It is now embarking on the national phase, and has selected the designated countries in which it will apply for patents. Whilst it is not possible to predict when the patents for the X3 Retractable Syringe are granted in each country where patents are applied for, when a patent is granted in a country OMI considers significant, OMI will make an appropriate announcement.

The status of the Patent application is correctly described in the announcement as "....only recently published. Patent searches have revealed no similar technologies in retractable syringes".

Bruce Kiehne
Managing Director